

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 27, 2018

Jason Ma
Chief Executive Officer
Tottenham Acquisition I Ltd.
Unit B, 11F
On Hing Building
1-9 On Hing Terrance
Central, Hong Kong

> **Re:** **Tottenham Acquisition I Ltd.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 29, 2018**
> **CIK No. 0001731176**

Dear Mr. Ma:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

2. Please disclose here that none of your officers or directors has any experience with blank check companies as you do on page 29.

Summary Financial Data, page 17

3. We are not able to recalculate your "as adjusted" working capital and "as adjusted" total assets from the explanation provided in the second paragraph following the table. Please explain to us and provide clarifying disclosure of how each of the "as adjusted" amounts is calculated. Please also consider how our comments below with respect to dilution and capitalization may impact the financial data.

Risk Factors, page 18

Nasdaq may delist our securities from trading on its exchange which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions, page 24

4. In an appropriate place in your prospectus, please disclose whether you intend to follow the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote on a proposed business combination even if you do not maintain your Nasdaq listing and Exchange Act registration. If so, please indicate what, if any, document requires you to do so and whether that document can be changed.

If our shareholders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of our ordinary shares and the existence of these rights may make it more difficult to effect a business combination, page 28.

5. Please quantify the shares subject to registration rights to clarify the magnitude of this risk.

Use of Proceeds, page 39

6. We note the total offering expenses exclude deferred underwriting discounts and commissions (4.5% of gross proceeds from offering). Please revise the total amounts presented in the table accordingly.

7. We note your offering expenses of $500,000 disclosed here do not reconcile with the $511,500 in expenses on page II-2. Please revise for consistency.

Dilution, page 43

8. We note your net tangible book value at December 31, 2017 includes deferred offering costs of $95,000. Please revise to calculate net tangible book value excluding any intangible assets such as deferred offering costs. Refer to Item 506 of Regulation S-K.

9. Please reconcile for us the line item "net proceeds from this offering and private placement of private units" in the amount of $40,950,000 on page 44 with the $40,500,000 in net proceeds shown in the table on page 39. Please revise for consistency.

10. Please show us how you arrived at deferred underwriting discounts and commissions of $965,446. Please expand your disclosure to contrast this amount with the $1,800,000 of deferred underwriting discounts and commissions in the table on page 39 clarifying why it is appropriate to use the reduced amount adjusted for units redeemed by shareholders in connection with an initial business combination in your dilution calculation.

Capitalization, page 45

11. Please explain the amount of ordinary shares used to arrive at an as adjusted amount of $3,498 or revise.

Effecting a Business Combination, page 52

General, page 52

12. You contemplate in the first paragraph on page 52 that you may target a "financially unstable" company or an entity in early stage development. Please briefly describe how you would determine whether such a business has a fair value of at least 80% of the assets in the trust account.

Financial Statements

Notes to Financial Statements

Note 4 – Proposed Public Offering, page F-9

13. Please include disclosure summarizing the terms of the public units to be sold in the offering, including the ordinary shares, warrants and rights. Please separately include disclosure with respect to the private placement that is to occur in connection with the offering and the terms of the related units. Similarly, in Note 7 please disclose the terms of units to be offered to the underwriters.

Note 7 – Commitments and Contingencies

Underwriter Agreement, page F-10

14. Please revise your disclosure to clarify the discount of 2.5% is non-contingent. Please also distinguish the terms of the non-contingent underwriting discount with the deferred discount of $1,800,000 (or $2,070,000 if the underwriters' over-allotment is exercised in full).

Exhibits and Financial Statement Schedules, page II-3

15. We note the consent of UHY LLP will be filed by amendment. Please ensure you provide the consent of Friedman LLP and revise the index accordingly.

Please contact Scott Stringer, Staff Accountant, at (202) 551-3272, or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products